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                         October 21, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20549

Attention:  Mark P. Shuman, Branch Chief - Legal
            Daniel Lee, Staff Attorney

Re:         Pacific WebWorks, Inc.
            Registration Statement on Form SB-2 filed August 31, 2005, as amended
            File No. 333-127995

Dear Mr. Shuman,

Pacific WebWorks, Inc. (the "Company") requests acceleration of the effective date of the above identified registration statement and requests that the registration statement be given an effective date of Wednesday, October 26, 2005, at 4:00 p.m. Eastern Time, or as soon thereafter as reasonably practicable.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above identified registration statement.

The Company acknowledges that

..     should the Securities and Exchange Commission (the "Commission") or
      the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

..     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

..     the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                           Voice: 801-578-9020
                                                 180 South 300 West, Suite 400
                                                    Salt Lake City, Utah 84101
                                                        www.pacficwebworks.com
                                                             fax: 801-578-9019

Mark P. Shuman
October 21, 2005
Page 2



Please call the Company's counsel, Cindy Shy, at (435) 674-1282, if you have any problems or concerns with this request for acceleration. When effectiveness of the registration statement is granted, please inform her of the granted effective date and time. Thank you for your attention to this matter.


                                             Sincerely,


                                             /s/ Kenneth W. Bell

                                             Kenneth W. Bell
                                             Chief Executive Officer